MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 - Reporting Issuer

Clifton Star Resources Inc. ("Clifton")

1040 Belvédère Avenue
Suite 217
Québec, Québec
G1S 3G3

Item 2 - Date of Material Change

November 13, 2012.

Item 3 - Press Release

A press release was issued on November 13, 2012 through Marketwire. A copy of the press release is attached hereto as Schedule A and was filed with regulatory authorities in the Provinces of British Columbia and Alberta.

Item 4 - Summary of Material Change

Clifton announced the closing of a brokered private placement of 2,760,000 flow-through shares (the “Flow-Through Shares”) at a price of $1.25 per Flow-Through Share for gross proceeds of $3,450,000 (the “Private Placement”).

Item 5 - Full Description of Material Change

Clifton closed the Private Placement whereby 2,760,000 Flow-Through Shares were issued and sold for gross proceeds of $3,450,000.

In connection with the Private Placement, Clifton paid a cash commission to Industrial Alliance Securities Inc. in an amount equal to $203,250 and issued compensation options entitling the holders thereof to purchase for a period of 18 months from the closing date of the Private Placement and at a price of $1.25 per share, a number of additional common shares of Clifton equal to 5% of the total number of Flow-Through Shares sold in the Private Placement.

All of the securities issued pursuant to the Private Placement are subject to a hold period of four months and one day ending on March 14, 2013.

Item 6 - Confidentiality of information

This report is not being filed on a confidential basis.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Mr. Michel Bouchard, President and Chief Executive Officer

Tel:

(418) 914-9922

Item 9 - Date of Report

November 13, 2012.

SCHEDULE A

Clifton Star Resources Announces the Closing of the

Brokered Flow-Through Private Placement

Quebec City, QUEBEC – (November 13, 2012) - Clifton Star Resources Inc. (the "Company" or "Clifton") (TSXV:CFO; FSE:C3T) is pleased to announce it has closed with Industrial Alliance Securities Inc. (the "Agent") a private placement of flow-through shares (the "Private Placement").

The Company has issued 2,760,000 flow-through shares (each, a "Flow-Through Share"), at a price of $1.25 per Flow-Through Share for gross proceeds of $3,450,000 including the Flow-Through Shares issued pursuant to the Agent’s over-allotment option which was exercised in full.

In connection with the Private Placement, the Company paid a cash commission to the Agent in an amount equal to $203,250 and issued 138,000 compensation options entitling it to purchase for a period of 18 months from the date of issuance and at a price of $1.25 per share, a number of additional common shares of the Company equal to 5% of the total number of Flow-Through Shares sold in the Private Placement.

All of the securities issued pursuant to the Private Placement are subject to a hold period of four months and one day ending on March 14, 2013.

The Company intends to use the proceeds from the sale of the Flow-Through Shares to incur exploration expenditures on the Duparquet Project, to upgrade and expand its resources.

For further information please contact:

Louis Dufour

Vice President Finance & CFO

418-914-9922

jblackburn@cfo-star.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.